Exhibit (a)(1)(H)
ImClone acquisition series for LLYNEWS / story #1—pipeline
Publish date: November 5, 2008
FINAL
A Closer Look at the ImClone Deal: LLYNEWS takes a deeper look at what the pending acquisition of ImClone Systems Inc. would mean in terms of Lilly’s pipeline. This is the first of a three-part series; future stories will report on Erbitux® and ImClone’s development and commercial manufacturing facility.
‘A Great Fit For Lilly On A Number Of Levels’
[Editor’s Note: This is the first in a series of articles that will take a closer look at ImClone and what the acquisition would mean for Lilly when it is finalized. Today’s story focuses on ImClone’s pipeline. Future stories will cover Erbitux®, ImClone’s marketed oncology product, and the development and commercial manufacturing capabilities Lilly will acquire. The basis for this story was published in the October 9 issue of LRL News.]
When Lilly announced a month ago its intention to purchase ImClone, three primary benefits were noted by John Lechleiter, Ph.D., president and CEO. The acquisition will:
•	broaden Lilly’s oncology product portfolio and increase revenue now

•	significantly strengthen Lilly’s oncology pipeline and biotech capabilities

•	help address Years YZ.
Lilly looked closely at ImClone’s pipeline as part of a thorough due diligence process, using internal experts as well as commissioning an assessment by a third party.
Molecules have ‘real promise’
Lechleiter said the ImClone pipeline is “a great fit for Lilly on a number of levels.” In a question-and-answer discussion published in LLYNEWS the day of the announcement, he explained “we get a rich pipeline, with several mid- to late-stage oncology molecules that we believe have real promise.” ImClone’s pipeline is what made the acquisition so attractive to Lilly, and is where much of the value from the deal could come from over the long term, Lechleiter said.
Added Brian Edelman, executive director of corporate finance and investment banking, to make this deal “pay off,” Lilly needs to do two things, one of which is successfully commercialize one of ImClone’s five pipeline molecules. (The other is to maximize the success of Erbitux.) “Based on our due diligence, we believe we can commercialize at least one molecule, and hopefully more.” Edelman’s comments were shared in a Q&A published in LLYNEWS on October 10.
Analysts’ reaction to the acquisition announcement was mixed, but there is agreement that ImClone’s pipeline is promising. In an October 7 investment thesis, Cowen and Company stated “ImClone’s clinical stage pipeline of fully human antibodies looks to be one of the best in the oncology industry with three candidates advancing into pivotal testing.” Rodman & Renshaw said, “...if the deal is consummated, ...[Lilly] gains access to [ImClone’s] promising pipeline of antibodies...” Thomas Weisel Partners described ImClone’s pipeline as “an emerging product pipeline which remains one of the most attractive in the oncology space...”
ImClone’s pipeline includes five promising oncology molecules targeting various tumor types. The addition of these five molecules adds to Lilly’s own oncology pipeline of 13 developmental compounds.
Three of ImClone’s five pipeline molecules may be in Phase III in 2009. If approved, these products could launch during Years YZ, a period of significant patent expirations for Lilly. The molecules are:
•	IMC-1121B, a fully-human monoclonal antibody that targets the VEGF receptor to deprive tumor blood vessels of the nutrients they need for further growth. Phase II studies are underway for metastatic melanoma, renal, liver, ovarian, and prostate cancers. Metastatic breast cancer is in Phase III testing, while Phase III testing in gastric cancer may begin in 2009.
•	IMC-A12, a fully-human monoclonal antibody that targets the insulin-like growth factor-1 receptor (IGF-1R). Phase II testing is underway in breast, prostate, pancreatic, colon, liver, and head and neck cancers, as well as sarcoma, with Phase III trials planned in 2009. IMC-A12 has the potential to work with a variety of other targeted agents.
•	IMC-11F8, a potent, fully human monoclonal antibody that targets the epidermal growth factor receptor (EGFR), the same receptor targeted by Erbitux. It is currently in Phase II studies for metastatic colorectal cancer with one or more Phase III trials planned in 2009.
Steve Paul, M.D., executive vice president, science and technology, and president, LRL, said that the ImClone acquisition will “help create one of the leading oncology franchises in the biopharmaceutical industry. ImClone’s pipeline—which ranges from newly discovered to fully marketed compounds— nicely complements Lilly’s oncology portfolio.”
Strengthening Lilly’s oncology pipeline
“We have a very strong mid-stage pipeline, and the acquisition of ImClone adds important late-stage assets, valuable early- and mid-stage prospects, and the opportunity to generate additional value from Erbitux®, a leading marketed oncology product,” added Paul.
Erbitux has significant future growth opportunities, including from potential new indications in first-line head and neck and colorectal cancers. Recently, it has shown positive results in studies of lung cancer, the leading cause of cancer-related deaths in the United States.
ImClone markets Erbitux in coordination with Merck KGaA and Bristol-Myers Squibb. And, BMS claims it has proprietary rights in the U.S. and Canada to the IMC-11F8 molecule, while ImClone has repeatedly asserted it owns 100 percent of 11F8. Lechleiter shared that this molecule, if successful, could provide certain advantages over Erbitux. “We continue to explore the question [of ownership] and we certainly factored this uncertainty into our analysis and ultimate valuation of ImClone.”
Richard Gaynor, M.D., vice president, cancer research and global oncology platform, added that several ImClone molecules are in development to inhibit tumor angiogenesis or blood vessel formation. ImClone also has molecules—including preclinical assets—that are antibodies to inhibit growth factor pathways that are abnormal in certain cancers. “These hold great promise as potential therapeutics,” Gaynor said.
Cell-signaling pathways represent a series of biochemical steps during which a signal is communicated from outside a cell to its nucleus. “In different kinds of cancers, these signals or communications are abnormal,” Gaynor explains. “The pathways ImClone is exploring could be synergistic with pathways we are exploring. They also fit with some of the small-molecule work we are doing, which could lead to combination therapies with their biotherapeutics.”
Brian Stuglik, executive director, global oncology brands, said, “The combined oncology pipeline [would] be very large and innovative, forming a bridge between today and our future business.”
From a patient perspective, significant unmet need exists, despite recent advances in cancer treatments. “This is especially true in solid tumors—very few of which are curable,” explained Stuglik. “ImClone’s targets are not limited to one or two solid tumor types but cut across multiple tumors. These are potentially big plays.”
Enhancing Lilly’s biotechnology capabilities and expertise
Tom Bumol, Ph.D., vice president, biotechnology discovery research/AME, said, “The ImClone acquisition is highly synergistic with our commitment to biotech discovery and development and would provide obvious benefits to our current pipeline while allowing us to sustain and accelerate future biotechnology-based innovation. There is minimal overlap between ImClone and our internal biotechnology pipeline for cancer, which collectively make us a powerhouse in oncology.”
Bumol added that combining Lilly’s existing biotechnology R&D and commercialization capabilities with ImClone will “greatly enhance our biotech potential, not only in oncology but also in other therapeutic areas.”
Important Information about the Tender Offer
This story is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is being made pursuant to a Tender Offer Statement on Schedule TO (including the Offer to Purchase, the related Letter of Transmittal and other tender offer materials) filed by Lilly and Alaska Acquisition Corporation with the SEC on October 14, 2008. In addition, on October 14, 2008, ImClone filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC related to the tender offer. The Tender Offer Statement (and related materials) and the Solicitation/Recommendation Statement contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials may be obtained at no charge upon request to Georgeson, Inc., the information agent for the tender offer at (800) 262-1918 (toll free). In addition, all of those materials (and all other offer documents filed with the SEC) are available at no charge on the SEC’s website at http://www.sec.gov.
Questions or comments about this story? Contact staff writer Beth Anderson.